Exhibit 99.3

The INX Digital Company Reports Q3 2023 Financial and Operational Results

TORONTO, November 14, 2023 /PRNewswire/ -- The INX Digital Company, Inc. (NEO: INXD, OTCQB: INXDF, INXATS: INX) (the “Company” or “INX”), the owner of INX.One, a security token and digital asset trading platform, a U.S. broker-dealer, an alternative trading system, a transfer agent, and an inter-dealer broker (through its subsidiaries), announced quarterly financial results as of September 30, 2023.

Investment gains/losses for any particular period are not indicative of quarterly business performance. Earnings of The INX Digital Company, Inc. for the third calendar quarter of 2023 are summarized below. All balances are reflected in U.S. Dollars.

2023 Third Quarter Financial and Operational Highlights:

●	Operating cash and cash equivalents of $12.8M plus an additional $9.4M invested in short and mid-term duration U.S. treasury securities and investment-grade corporate bonds.

●	A strong and unleveraged balance sheet with working capital of $22.7M.

●	Reserve Fund set aside for the protection of customer funds and maintained in addition to operating funds at $36.0M.

●	Q3 2023 total revenue at $1.3M, primarily from transaction and brokerage fees, on par compared to Q3 2022.

●	YTD revenue at $4.5M compared to $3.5M in 2022, a 28 percent year-over-year increase.

●	Q3 2023 net loss from operations of $4.7M.

INX reports a Q3 2023 net loss of $13.6M ($0.06 EPS), which includes an unrealized loss on INX Tokens issued of $9.2M. Under applicable accounting standards, INX Tokens held by token holders are recognized as a liability on the Company’s balance sheet, with resulting unrealized gains or losses recorded in net income. The Company’s adjusted net loss for Q3 2023, excluding the loss on INX Token recorded during Q2 2023, is $4.4M ($12.8M adjusted net loss year-to-date). Adjusted net loss is a non-IFRS measure.

Notable Q3 2023 milestones affirm INX as a frontrunner in the accelerating adoption of security tokens

INX’s main focus remains on creating a go-to holistic solution for founders and corporate partners to raise capital utilizing SEC-regulated security tokens and provide an efficient and transparent secondary market for this asset class, giving access to ‘first look’ investment opportunities to investors in the U.S. and globally. Taking advantage of the path created by the issuance of the INX Token, INX continues to lead other companies and founders in this process.

As of September 2023, seven (7) portfolio companies are actively raising capital in their primary offerings and are available to investors and clients of INX, exclusively on the INX.One trading platform.

The Company continues to enter into listing agreements with private companies in the U. S. and globally that seek to list their previously issued security tokens or common shares only for secondary market trading on INX.One. Two of such issuers are currently undergoing the due diligence and listing process.

Strategic Partnership with Republic

In June 2023, INX entered into a strategic collaboration agreement with Republic (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, pursuant to which the parties will seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

By combining INX’s digital trading infrastructure and expertise in tokenized primary offerings and secondary market trading with Republic’s well-established primary distribution, wallet, and portfolio companies, both companies are poised to introduce a wide range of compliant solutions for both primary and secondary markets and redefine the way capital is raised, empowering both institutional and retail investors globally.

Q3 marks significant milestones in the expansion and readiness of the Company’s technology stack and infrastructure to fully integrate and list the Republic security token (Republic Note) on INX.One as well as future tokens from the Republic’s portfolio of companies.

The expansion of infrastructure includes the integration of the Republic Wallet solution as a new custody option for clients trading on INX.One. The Republic Wallet integration is expected to launch on INX.One by the end of 2023.

The Company also completed its integration with the Polygon blockchain. With this recent expansion, INX.One now supports trading in Ethereum, Avalanche, and Polygon blockchain-based tokens.

“As digital security tokens surge towards full adoption, it underscores the clarity of INX’s dedicated path. The security token market is rapidly expanding across asset classes, gaining traction among traditional institutions. The crucial steps taken in recent years have laid the foundation for INX to expand its operations and establish itself as a leader. With significant investments in global education for investors and issuers, coupled with strategic partnerships and collaborations, INX takes vital steps toward realizing the Company’s full potential, offering clarity on the new technology and the opportunities it presents,” commented Shy Datika, INX CEO.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

CBOE Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.
Investor Relations
+1 855 657 2314

Contact: Alan Silbert
Email: investorrelations@inx.co

For more information, contact:

Liz Whelan
liz@lwprconsulting.com
(312) 315-0160

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